UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 26, 2024

EDOC Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39689	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7612 Main Street Fishers

Suite 200

Victor, NY 14564

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (585) 678-1198

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, $.0001 par value per share	ADOC	The Nasdaq Stock Market LLC
Rights, exchangeable into one-tenth of one Class A Ordinary Share	ADOCR	The Nasdaq Stock Market LLC
Warrants, each exercisable for one-half of one Class A Ordinary Share, each whole Warrant exercisable for $11.50 per share	ADOCW	The Nasdaq Stock Market LLC

Item 3.01 Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On February 26, 2024, Edoc Acquisition Corp., a special purpose acquisition company formed as a Cayman Islands exempted company (together with its successors, “EDOC” or “Company”) received a written notice from the Hearing Panel (the “Panel”) of The Nasdaq Stock Market LLC (“Nasdaq” or the “Exchange”) indicating it has granted the Company's request for continued listing, subject to the obligation that, on or before May 12, 2024, the Company will complete a business combination with AOI (as defined below) and demonstrate compliance with all initial listing criteria of the Exchange.

As previously disclosed, the Company originally received a determination from the Nasdaq Lising Qualification Department (the “Staff”) on September 25, 2023, indicating that the Company did not comply with the requirement to maintain a minimum 300 public holders as required by Listing Rule 5550(a)(3). On November 10, 2023, the Company received an additional determination from the Staff that, since the Company had not completed its initial business combination by November 9, 2023, it had failed to comply with Nasdaq Listing Rule IM-5101-2 and, therefore, would be subject to delisting from the Exchange. On November 17, 2023, the Company requested a hearing to appeal the determination, and the hearing was held on February 6, 2024. On November 30, 2023, the Staff issued an additional delist determination letter after the Company failed to file its quarterly report on Form 10-Q for the period ended September 30, 2023 (the “Form 10-Q”), as required by Listing Rule 5250(c)(1). On December 1, 2023, the Company filed the Form 10-Q with the U.S. Securities and Exchange Commission (the “SEC”).

Item 8.01 Other Events.

On February 27, 2024, EDOC issued a press release announcing that its extraordinary general meeting of its shareholders (the “Meeting”) to approve its proposed initial business combination, which was originally scheduled for February 26, 2024 and postponed to February 28, 2024, has been further postponed to 4:30 p.m. Eastern Time, on Tuesday, March 5, 2024. At the Meeting, shareholders of EDOC will be asked to vote on proposals to approve, among other things, its proposed initial business combination with Australian Oilseeds Holdings Limited, a Cayman Islands exempted company (“Pubco”), pursuant to a Business Combination Agreement by and among EDOC, American Physicians LLC, a Delaware limited liability company, AOI Merger Sub, a Cayman Islands exempted company and a wholly-owned subsidiary of Pubco (“Merger Sub”), Australian Oilseeds Investments Pty Ltd., ACN 158 999 949, an Australian proprietary company (“AOI”), Gary Seaton, in his capacity as the representative for the Sellers in accordance with the terms and conditions of the Business Combination Agreement, dated as of December 5, 2022 (as amended on March 31, 2023 and December 7, 2023, and as may be further amended, the “Business Combination Agreement”) and the other parties thereto (the “Proposed Business Combination”). There is no change to the location, the record date, the purpose or any of the proposals to be acted upon at the Meeting.

The reason for the postponement is that AOI is engaged in additional negotiations regarding potential financing to occur in connection with the closing of the Proposed Business Combination.

As a result of this change, the Meeting will now be held at 4:30 p.m. Eastern Time on Tuesday, March 5, 2024, via the live webcast at https://www.cstproxy.com/edocacquisition/2024. The record date for holders of EDOC’s shareholders for voting in the Meeting remains February 2, 2024 (the “Record Date”).

A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Additional Information and Where to Find It

In connection with the transactions contemplated by that certain Business Combination Agreement, dated as of December 5, 2022 (as amended on March 31, 2023 and December 7, 2023, and as may be further amended, the “Business Combination Agreement”, and all of the transactions contemplated thereunder, the “Transactions”), by and among EDOC, American Physicians LLC, a Delaware limited liability company, in the capacity as the representative from and after the closing of the transactions contemplated by the Business Combination Agreement for the shareholders of Purchaser and Pubco (other than the Sellers) in accordance with the terms and conditions of the Business Combination Agreement (the “Purchaser Representative”), Pubco, AOI Merger Sub, a Cayman Islands exempted company and a wholly-owned subsidiary of Pubco (“Merger Sub”), AOI, Gary Seaton, in his capacity as the representative for the Sellers in accordance with the terms and conditions of the Business Combination Agreement (the “Seller Representative”) and the other parties thereto, Pubco filed a registration statement on Form F-4 with the SEC on September 18, 2023 (as amended or supplemented from time to time, the “Registration Statement”), which includes a proxy statement and a prospectus of EDOC in connection with the Transaction. The Registration Statement was declared effective on February 6, 2024. The definitive proxy statement / prospectus and other relevant documents were mailed to shareholders of EDOC as of February 2, 2024, the record date established for voting on the Transaction. SHAREHOLDERS OF EDOC ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT / PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AND ANY AMENDMENTS THERETO, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE TRANSACTION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE TRANSACTION. Shareholders may obtain a copy of the Registration Statement, including the proxy statement / prospectus, and other documents filed with the SEC without charge, by directing a request to: Edoc Acquisition Corp. at 7612 Main Street Fishers, Suite 200, Victor, New York 14564. The definitive proxy statement / prospectus included in the Registration Statement can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Forward-Looking Statements

The information in this report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “may,” “will,” “expect,” “continue,” “should,” “would,” “anticipate,” “believe,” “seek,” “target,” “predict,” “potential,” “seem,” “future,” “outlook” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, (1) statements regarding estimates and forecasts of financial and performance metrics and projections of market opportunity and market share; (2) references with respect to the anticipated benefits of the proposed Business Combination and the projected future financial performance of EDOC and AOI’s operating companies following the proposed Business Combination; (3) changes in the market for AOI’s products and services and expansion plans and opportunities; (4) AOI’s unit economics; (5) the sources and uses of cash of the proposed Business Combination; (6) the anticipated capitalization and enterprise value of the combined company following the consummation of the proposed Business Combination; (7) the projected technological developments of AOI and its competitors; (8) anticipated short- and long-term customer benefits; (9) current and future potential commercial and customer relationships; (10) the ability to manufacture efficiently at scale; (11) anticipated investments in research and development and the effect of these investments and timing related to commercial product launches; and (12) expectations related to the terms and timing of the proposed Business Combination. These statements are based on various assumptions, whether or not identified in this report, and on the current expectations of AOI’s and EDOC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of AOI and EDOC. These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein; the inability to recognize the anticipated benefits of the proposed Business Combination; the ability to obtain or maintain the listing of the Pubco’s securities on The Nasdaq Stock Market, following the Business Combination, including having the requisite number of shareholders; costs related to the proposed Business Combination; changes in domestic and foreign business, market, financial, political and legal conditions; risks relating to the uncertainty of the projected financial information with respect to AOI; AOI’s ability to successfully and timely develop, manufacture, sell and expand its technology and products, including implement its growth strategy; AOI’s ability to adequately manage any supply chain risks, including the purchase of a sufficient supply of critical components incorporated into its product offerings; risks relating to AOI’s operations and business, including information technology and cybersecurity risks, failure to adequately forecast supply and demand, loss of key customers and deterioration in relationships between AOI and its employees; AOI’s ability to successfully collaborate with business partners; demand for AOI’s current and future offerings; risks that orders that have been placed for AOI’s products are cancelled or modified; risks related to increased competition; risks relating to potential disruption in the transportation and shipping infrastructure, including trade policies and export controls; risks that AOI is unable to secure or protect its intellectual property; risks of product liability or regulatory lawsuits relating to AOI’s products and services; risks that the post-combination company experiences difficulties managing its growth and expanding operations; the uncertain effects of certain geopolitical developments; the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any required shareholder or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination; the outcome of any legal proceedings that may be instituted against AOI, EDOC or Pubco or other following announcement of the proposed Business Combination and transactions contemplated thereby; the ability of AOI to execute its business model, including market acceptance of its planned products and services and achieving sufficient production volumes at acceptable quality levels and prices; technological improvements by AOI’s peers and competitors; and those risk factors discussed in documents of Pubco and EDOC filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither EDOC nor AOI presently know or that EDOC and AOI currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect EDOC’s and AOI’s expectations, plans or forecasts of future events and views as of the date of this report. EDOC and AOI anticipate that subsequent events and developments will cause EDOC’s and AOI’s assessments to change. However, while EDOC and AOI may elect to update these forward-looking statements at some point in the future, EDOC and AOI specifically disclaim any obligation to do so. Readers are referred to the most recent reports filed with the SEC by EDOC. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Solicitation Participants

EDOC, AOI, the other parties to the Business Combination Agreement, and their respective directors and executive officers, other members of management and employees under SEC rules, may be deemed to be participants in the eventual solicitation of proxies of EDOC’s shareholders in connection with the proposed Business Combination. Prospective investors and securityholders may obtain more detailed information regarding the names and interest in the proposed transaction of such individuals in Pubco’s filings with the SEC, and such information will also be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to buy any security of AOI, EDOC, or any of their respective affiliates. There shall not be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the laws of such other jurisdiction. No offering of securities shall be made except by means of prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom..

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press Release, dated February 27, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EDOC Acquisition Corp.

Date: February 27, 2024	By:	/s/ Kevin Chen
		Name:	Kevin Chen
		Title:	Chief Executive Officer